EXHIBIT 99.12

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Peter Lind, Eng., P. Eng.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 335-7622

Fax: (604) 687-4026

Email: peter.lind@eldoradogold.com

I, Peter Lind, am a Professional Engineer, employed as Director, Technical Studies, of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Ordre des ingénieurs du Québec and Engineers & Geoscientists British Columbia.  I graduated from Laurentian University with a Bachelor of Engineering in Extractive Metallurgy in 2002, a Bachelor of Commerce from the University of Windsor in 2006, and an MBA from Simon Fraser University in 2017.

I have practiced my profession continuously since 2002 and have supported mineral processing and metallurgical operations in North America, South America, Europe, and Africa.  I have worked on numerous studies for gold and copper extraction development projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on several occasions, with my most recent visit occurring from November 8th to November 10th, 2021.

I am responsible for items 1, 2, 13, 17, 24, 25, and 26 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec, with an effective date of December 31st, 2021, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 31st day of March, 2022.

“Signed and Sealed”

Peter Lind

Peter Lind, Eng., P. Eng.

2021 Final Report